EXHIBIT 99.1
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                                                          [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

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NEWS RELEASE
FOR IMMEDIATE RELEASE
MAY 1, 2007
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE MAY 2007 INCREASE TO THE ARX
EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, MAY 1, 2007 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.08689 TO 2.10602. Such increase will be effective on May 15, 2007.

The following are the details on the calculation of the exchange ratio:

-----------------------------------------------------------------------------------------------------------------------------------
                                         ARC           10 day weighted                                             Exchange ratio
   Record date of       Opening      Energy Trust      average trading     Increase in      Effective date of          as of
  ARC Energy Trust      exchange     distribution      price of AET.UN       exchange        the increase in         effective
    distribution         ratio         per unit       (prior to the end      ratio **        exchange ratio             date
                                                        of the month)
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
   April 30, 2007       2.08689         $0.20              $21.8214           0.01913         May 15, 2007            2.10602
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

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is WWW.COMPUTERSHARE.COM.


ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600 Fax:             (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9